SCHEDULE A

TRANSACTIONS IN THE SECURITIES OF THE ISSUER
SINCE THE PREVIOUS 13D FILING OF THE REPORTED PERSONS

    The following table sets forth all transactions in the Common Stock effected by the Reporting Persons since the previous 13D filing of the Reported Persons.

Reporting Person	Trade Date	Shares of Common Stock Sold	Average Price per Share ($)	Type of Sale
Caddis Holdings, LP	06/30/2026	4,427,294	7.59	Private Sale Pursuant to Option
Caddis Holdings, LP	06/30/2026	702,083	6.08	Private Sale Pursuant to Option